Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 1,06,888 units in Q2 FY21

Mumbai, October 1, 2020: Tata Motors Limited today announced its sales in the domestic & international market, for Q2 FY21, which stood at 1,10,379 vehicles, compared to 1,05,031 units during Q2 FY20.

Domestic Sales Performance:

Category	Sept ‘20	Sept ‘19	% Change	Q2 FY21	Q2 FY20	% Change
Total Domestic Sales	44,444	32,376	37%	1,06,888	94,454	13%

Domestic - Commercial Vehicles:

Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd. said, “Tata Motors’ commercial vehicle domestic sales in Q2FY21 at 52,094 units was ~23% lower than Q2FY20. However, it was significantly higher than the previous quarter (Q1 FY21) on the back of gradually increasing demand and improving supply situation. In September’20, the sale at 23,245 units was 38% higher than last month while being 4.3% below September’19. Offtake was higher than retail, as we prepare for sequential improvement in retails in the coming months. Our BSVI products are receiving very good response from customers, as these deliver on the promise of better earnings potential across applications, along with enhanced comfort, connectivity and performance.

Category	Sept ‘20	Sept ‘19	% change	Q2 FY21	Q2 FY20	% Change
M&HCV	4,606	5,082	-9%	9,137	15,887	-43%
I & LCV	3,339	3,528	-5%	6,829	9,847	-31%
Passenger Carriers	778	2,159	-64%	1,949	7,293	-73%
SCV cargo and pickup	14,522	13,510	7%	34,179	35,529	-4%
Total Domestic	23,245	24,279	-4%	52,094	68,556	-24%
CV Exports	1,665	3,800	-56%	3,393	10,046	-66%
Total CV	24,910	28,079	-11%	55,487	78,602	-29%

Total MHCVs sales in FY21 including MHCV Truck, Buses and International Business stood at 13,168 units compared to 53,544 units in FY20.

Domestic - Passenger Vehicles:

Mr. Shailesh Chandra, President, Passenger Vehicles Business Unit, Tata Motors Ltd. said, “PV industry witnessed recovery in Q2FY21, supported by festive sales in some regions and continued benefit from pent-up demand across the country. In September 2020, wholesales were higher than retail ahead of the festive season. Despite challenges owing to rising Covid-19 cases across the country, supply-side has been progressively improving. Tata Motors PV business posted a wholesale of 54,794 units in Q2FY21, which is 112% growth as compared to Q2FY20. For September 2020, wholesale of 21,199 units was 163% higher than Sep 2019. This steep growth is attributed to increased demand for all our products in the “New Forever” range. The company also sold 924 EVs in Q2FY21, with an encouraging response received for Nexon EV.”

Category	Sept ‘20	Sept ‘19	% Change	Q2 FY21	Q2 FY20	% Change
Total PV	21,199	8,097	163%	54,794	25,898	112%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.